EXECUTION COPY

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U S D   5 0 0 , 0 0 0 , 0 0 0
R E V O L V I N G   C R E D I T   F A C I L I T Y   A G R E E M E N T
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between

N O R S K   T E E K A Y   H O L D I N G S   L T D
as Borrower

and

T H E   B A N K S   N A M E D   H E R E I N

and

D E N   N O R S K E   B A N K   A S A
as Agent

Dated... March 2003

C O N T E N T S

                                                                                             Page

1.      DEFINITIONS                                                                             4

2.      THE LOAN FACILITY                                                                      10

3.      PURPOSE                                                                                11

4.      CONDITIONS PRECEDENT                                                                   11

5.      USD UNAVAILABILITY                                                                     13

6.      INTEREST                                                                               14

7.      REPAYMENT                                                                              15

8.      VOLUNTARY AND MANDATORY PREPAYMENT                                                     16

9.      REPRESENTATIONS, UNDERTAKINGS AND SECURITY                                             17

10.     CHANGES IN CIRCUMSTANCES                                                               21

11.     FEES AND EXPENSES                                                                      22

12.     PAYMENTS                                                                               23

13.     EVENTS OF DEFAULT                                                                      24

14.     TRANSFER                                                                               27

15.     AGENCY                                                                                 27

16.     NOTICES AND TIME                                                                       29

17.     GOVERNING LAW AND JURISDICTION                                                         30

EXHIBIT 1
BANK COMMITMENTS

EXHIBIT 2
FORM OF DRAWDOWN NOTICE

EXHIBIT 3
FORM OF CERTIFICATE OF COMPLIANCE

EXHIBIT 4
LIST OF RELEVANT VESSELS

EXHIBIT 5
FORM OF TRANSFER CERTIFICATE

EXHIBIT 6
FORM OF GUARANTEE AND INDEMNITY AGREEMENT

EXHIBIT 7
FORM OF DECLARATION OF NEGATIVE PLEDGE

EXHIBIT 8
FORM OF LETTER RELATING TO EFFECTIVE INTEREST

EXHIBIT 9
FORM OF ASSIGNMENT AGREEMENT

EXHIBIT 10
FORM OF PLEDGE OF SHARES

THIS REVOLVING CREDIT FACILITY AGREEMENT (the "Agreement") is made on ... March 2003 between:

(1)	NORSK TEEKAY HOLDINGS LTD. , a corporation incorporated in the Republic of the Marshall Islands with an office at TK House, Bayside Executive Park, West Bay Street & Blake Road, Nassau, The Bahamas
(the "Borrower"); and

(2)	THE BANKS listed in Exhibit 1 hereto (the "Banks"); and
(3)	DEN NORSKE BANK ASA (enterprise no. 810 506 482) of Stranden 21, N-0021 Oslo, Norway (as the "Agent").

1.  DEFINITIONS

1.1	As used in this Agreement and in any documents delivered pursuant hereto, the following expressions shall have the following meanings respectively:
                "Assignment Agreement"                  means the assignment of the Intercompany Facility Agreement together with such security as described therein on terms set out in Exhibit 10;

                "Availability Date"                     means the date, proposed by the Borrower and confirmed by the
                                                        Agent pursuant to sub-clause 4.2 (b), when Tranche B
                                                        Commitment is made available to the Borrower;

                "Banking Day"                           means a day upon which banks are open for transactions
                                                        contemplated by this Agreement in (a) New York, Oslo and
                                                        London, and (b) additionally in relation to payments
                                                        hereunder the place for provision of funds or due payment;

                "Borrower Group"                        means the Borrower and its Subsidiaries;

                "Change of Control"                     means, with respect to any entity, (a) any entity  other than the Resolute Investment Inc. becomes the ultimate beneficial owner, directly or indirectly, of more than 50% of the total voting power of such entity or (b) individuals who at the
                                                        beginning of any period of two consecutive years constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the
                                                        Board of Directors for election by such entity’s stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors who either were members of the
                                                        Board of Directors on the date hereof or whose election or nomination for election was previously so approved) cease for any reason to constitute at least fifty percent (50%) of the members of the Board of Directors then in office;

                "Compliance Certificate"                means a document duly signed by the Guarantor substantially as set out in Exhibit 4 to be delivered by the Guarantor
                                                        quarterly simultaneously with the relevant reports pursuant to Clause 9.2 (b) providing quarterly information on the
                                                        financial standing of the Group as per 31.03, 30.06, 31.09 and 31.12 of each calendar year;

                "Declaration of Negative Pledge"        means the declaration in the form set out in Exhibit 7;

                "Drawdown Date"                         means a date upon which a Drawing is advanced to the Borrower;

                "Drawing"                               means an advance to the Borrower in an amount of not less
                                                        than USD 5,000,000 and multiples of USD 1,000,000;

                "Event of Default"                      means any of the events specified in Clause 13;

                "Final Repayment Date"                  means 26 November 2003;

                "Facility"                              means the loan facility, the terms and conditions of which are set out in this Agreement;

                "GAAP"                                  means the relevant generally accepted accounting principles;

                "Group"                                 means the Guarantor and its Subsidiaries;

                "Guarantee"                             means an unconditional and irrevocable on-demand guarantee from the Guarantor set out in Exhibit 7;

                "Guarantor"                             means Teekay Shipping Corporation a corporation incorporated in the Republic of the Marshall Islands with an office at TK
                                                        House, Bayside Executive Park, West Bay Street & Blake Road,
                                                        Nassau, The Bahamas;

                "Indebtedness"                          means any obligation (whether incurred as principal or as
                                                        surety) for the payment or repayment of money, whether
                                                        present or future, actual or contingent;
                "Intercompany Facility
                Agreement"                              means a loan agreement between the Borrower and the Purchaser setting out the Lending Terms as approved by the Agent;

                "Interest Payment Date"                 means the last day of each Interest Period;

                "Interest Period"                       means a period calculated in accordance with the provisions of Clause 6.1 or Clause 12.2;

                "Lending Terms"                         means the terms on which the aggregate amount of the Total
                                                        Commitment is to be lent by the Borrower to the Purchaser, and shall include, but not be limited to, a first preferred pledge over the Navion Shares deposited with the Agent;

                "LIBOR"                                 (London Interbank Offered Rate) means in relation to a
                                                        Drawing and in respect of any Interest Period (a) the rate per annum equal to the offered quotation for deposits in
                                                        amounts equal to that Drawing or the Loan (and for periods equal to the Interest Period of that Drawing or the Loan)
                                                        ascertained by the Agent to be the rate established by the
                                                        British Bankers' Association and appearing on Reuters page
                                                        LIBOR 01, published by Reuters through its monitor service or any equivalent successor to such service at or about 11.00
                                                        a.m. (London time) on the applicable Quotation Date; or (b)
                                                        if no such rate is available, the arithmetic mean of the rate per annum at which the Banks are able to acquire USD in the amount and for the Interest Period equal to such Drawing in the London interbank market at or about 11.00 a.m. (London time) on the applicable Quotation Date, as (in the absence of manifest error) conclusively certified by the Agent to the
                                                        Borrower;

                "Loan"                                  means the aggregate principal amount of the Total Commitment for the time being advanced and outstanding hereunder;

                "Majority Banks"                        means if more than one Bank participates in the Facility
                                                        either (i) all the Banks if two Banks participate in the
                                                        Facility (as the case may be), or (ii) if three or more Banks participate in the Facility, it means the Banks representing more than 50 % of the Loan from time to time, or, if no
                                                        principal amount is outstanding hereunder at that time, Banks representing more than 50 % of the Total Commitment from time to time;

                "Margin"                                means 1,50 % per annum;

                "month(s)"                              means a period calculated from any specified day to and
                                                        including the day numerically corresponding to such specified day (or, if such specified day is the last day or if there shall be no day numerically corresponding to such specified day, the last day) in the relevant subsequent calendar month;

                "Navion"                                means Navion ASA with enterprise no.  979199325 of Verven 4,
                                                        N-4014 Stavanger;

                "Navion Group"                          means the Purchaser and Navion together with its Subsidiaries.

                "Navion Sale and Purchase
                Agreement"                              means an agreement to be entered into between the Purchaser and Statoil ASA regarding the acquisition of the Navion
                                                        Shares;

                "Navion Shares"                         means all issued share capital by Navion at any time;

                "NOK"                                   means the lawful currency of Norway;

                "Permitted Security"                    means (i) security interests permitted by the Majority Banks,
                                                        (ii) the security interests over the assets as provided by the Security Documents; (iii) liens for taxes not yet payable for which adequate reserves have been maintained; and (iv)
                                                        other liens, charges and encumbrances incidental to the
                                                        conduct of the business of the Borrower and it's
                                                        Subsidiaries, which do not in the aggregate materially
                                                        detract from the value of each such party's property or
                                                        assets or materially impair the use thereof in the operation of its business;

                "Purchaser"                             means Norsk Teekay AS with enterprise no. 985 030 235 of
                                                        Haakon VII's gate 10, Postboks 1484 Vika, N-0116 Oslo, Norway;

                "Quotation Date"                        means in relation to any Interest Period for which an
                                                        interest rate is to be determined hereunder (a) the day on which quotations would ordinarily be given in the London
                                                        interbank market for deposits in the currency in relation to which such rate is to be determined for delivery on the first day of that Interest Period, or (b) if such day is not a
                                                        Banking Day the preceding Banking Day;

                "Relevant Vessels"                      means the vessels  set out in Exhibit 5 hereto,  or such other vessels as approved in writing by the Agent;

                "Security Document(s)"                  means the documents listed in Clause 9.3;

                "Subisidary (-ies)"                     means any entity of which more than 50% of the outstanding voting stock or other equity interest is owned or controlled directly or indirectly by such entity and/or one or more
                                                        other Subsidiaries of such entity;

                "Taxes"                                 means any taxes, levies, duties, charges, fees, deductions and withholdings levied or imposed by any governmental or
                                                        other taxing authority whatsoever;

                "Term Date"                             means 1 month prior to the Final Repayment Date;

                "Total Commitment"                      means an amount of up to USD 500,000,000, being the aggregate of the Tranche A Commitment and, if made available pursuant to Clause 4.2, the Tranche B Commitment;

                "Total Debt"                            means for the Guarantor the aggregate of (i) that portion, as determined in accordance with US GAAP, of the
                                                        Indebtedness shown as “long term debt” on the consolidated balance sheet of the Guarantor  and (ii) that portion, as
                                                        determined in accordance with US GAAP, of the Indebtedness shown as "current portion of long term debt" on the
                                                        consolidated balance sheet of the Guarantor.

              "Tranche A Commitment"                  means USD 100,000,000 (as the same may be reduced from time to time in compliance with Clause 2.5 and Clause 8);

                "Tranche B Commitment"                  means up to USD 400,000,000 as notified by the Agent to the
                                                        Borrower calculated pursuant to Clause 4.2 (as the same may be reduced from time to time in compliance with Clause 2.5 and Clause 8);

                "US GAAP"                               means the general accepted accounting principles in the
                                                        United States of America;

                "USD"                                   means the lawful currency of the United States of America.

2. THE LOAN FACILITY

2.1	The Banks shall participate in the Facility on a several basis with the respective percentages of the Total Commitment as listed in Exhibit 1 hereto.
2.2	No Bank shall have the amount of its participation increased or reduced as a result of the failure of any other Bank to provide the amount of its participation.
2.3	Upon satisfaction of the conditions set out in Clause 4.1, the Banks shall make the Tranche A Commitment available to the Borrower during the period from the date hereof up to and including the Term Date. Upon satisfaction of the conditions set out in Clause 4.2, the Banks shall make the Tranche B Commitment available to the Borrower from Availability Date up to and including the Term Date. No more than 4 Drawings may be outstanding at any one time.

2.4	Up to the Term Date the Borrower may utilise the Facility on a revolving credit basis, such that any amount repaid prior to the Term Date may be redrawn by the Borrower, subject to the terms and conditions of this Agreement, except that such redrawn amounts may be used for general corporate purposes of the Borrower.

2.5	The Borrower may cancel any undrawn amount of the Total Commitment in whole or in integral parts of USD 5,000,000 by giving not less than five (5) Banking Days irrevocable prior written notice of such cancellation to the Agent. Amounts cancelled shall first be allocated to Tranche B Commitment (if made available) and thereafter to Tranche A Commitment and may not be subsequently drawn.

3.  PURPOSE

3.1	The Borrower shall apply the Total Commitment in financing the Purchaser's acquisition of Navion. The Borrower shall use the Total Commitment in lending the funds to the Purchaser based on the Intercompany Facility Agreement.

4.  CONDITIONS PRECEDENT

4.1	A Drawing may be made under the Tranche A Commitment on any Banking Day during the period from the date hereof up to and including the Term Date, provided:
(a)	the Agent shall have received not less than 4 Banking Days prior to the first proposed Drawdown Date the following in form and content satisfactory to it:-
(i)	a counterpart of this Agreement duly signed on behalf of the Borrower;
(ii)	company certificates evidencing that the Borrower, and the Guarantor are duly registered as limited companies and a copy of their articles of association;
(iii)	a copy of the resolution of the board of directors of the Borrower approving the execution and performance by the Borrower of this Agreement and the relevant Security Documents;
(iv)	the Security Document set out in Clause 9.3 (a);
(v)	legal opinion from the Group’s counsel;
(vi)	such other legal opinion(s) in such jurisdictions as the Agent may reasonably have requested addressing questions or circumstances of relevance to this Facility;
(vii)	a copy of any consent necessary from governmental or other authorities for the execution of and performance under this Agreement by the Borrower; and for the execution of and performance under the Guarantee by the Guarantor;

(viii)	evidence that the Borrower and/or the Guarantor have been elected as preferred bidder in relation to the acquisition of Navion;
(ix)	a copy of the resolution of the board of directors of the Guarantor approving the execution and performance by the Guarantor of the Guarantee;
(x)	a fee letter separately agreed between the Guarantor and the Agent;
(xi)	a copy of the Intercompany Facility Agreement;
(b)	the Agent shall have received not later than 12:00 noon Oslo time on the third Banking Day prior to each proposed Drawdown Date an irrevocable written drawdown notice substantially in the form of Exhibit 2 or renewal notice in the form of Exhibit 3 attached hereto;

(c)	the Agent shall not have received notice from any Bank prior to 11:00 a.m. London time on the Quotation Date prior to the Drawdown Date that it is unable to obtain deposits in USD in the London interbank market in a sum necessary to fund its participation in the Loan; and

4.2	A Drawing may be made under the Tranche B Commitment, subject to the Tranche A Commitment having been made available pursuant to Clause 4.1, and further subject to the following additional terms and conditions:-

(a)	The Agent shall have received the following documents not less than four (4) Banking Days prior to the Availability Date in form and content satisfactory to the Majority Banks:-
(i)	A request to the Banks to make the Tranche B Commitment available on the Availability Date;
(ii)	The Security Document set out in Clause 9.3 (b);
(iii)	The Navion Sale and Purchase Agreement together with evidence that the parties thereto have complied with their respective conditions precedent to completion of the sale and purchase of the Navion Shares;

(iv)	Evidence that none of the assets of Navion are encumbered in any way whatsoever except for Permitted Security, the evidence to include (i) the Declaration of Negative Pledge and (ii) a certified true copy of the Seller’s Closing Disclosure Letter (as defined in the SPA) confirming that the assets of Navion are not encumbered in any way;

(b)	The Agent, will confirm to the Borrower and the Banks, upon satisfaction of the conditions contained in sub-clause 4.2 (a), that the Tranche B Commitment is available for Drawing and setting out the Availability Date.

(c)	Clause 4.1 (b) and (c) will apply mutadis mutandis to the Tranche B Commitment.
4.3	The Agent may, in its discretion, (i) extend the period for delivery of any of the documents referred to in Clause 4.1 and 4.2 above on such conditions as it thinks fit, and (ii) require any copy document to be certified as a true copy. In relation to Clause 4.2 (a) (iv) the Borrower shall undertake the evidence to be delivered within three (3) months after the completion set out in Clause 4.2 (a) (iii)

4.4	The Agent shall promptly notify each Bank of any notice received pursuant to Clause 4.1 (b), (c), or 4.2 (a) (i) and of compliance with Clause 4.1 (a), and shall promptly notify the Borrower of any notice received pursuant to Clause 4.1 (c).

5.  USD UNAVAILABILITY

5.1	In the event that on any Quotation Date the Banks are unable to obtain deposits in USD in the London interbank market to fund a Drawing or the Loan, the Agent shall forthwith notify the Borrower and until such notice is withdrawn the obligations of the Banks to advance any Drawing shall be suspended. The Banks shall endeavour to fund the Drawing or the Loan with USD from such other sources as may be available to them and in such event the rate of interest payable on such amount shall be the aggregate of the Margin and such rate as the Banks may from time to time certify as being the cost to them of funds in USD.

5.2	In the event that the Banks are unable to fund such amount from alternative sources, the Agent shall forthwith notify the Borrower and the Borrower shall repay such amount on the earlier of the next following Interest Payment Date and the date falling 5 Banking Days after receipt of such notice. In the event that the Banks are able to fund such amount from alternative sources but the Borrower considers the interest rate so determined to be too high, it may prepay such amount on giving the Agent not less than five (5) Banking Days' irrevocable written notice.

If at any time when the Banks are funding the Drawing or the Loan from alternative sources the Agent determines that USD deposits are available to them in the London interbank market the Agent shall forthwith notify the Borrower and the rate of interest payable on such amount for the period from the expiry of the then current period for funding from alternative sources to the expiry of the then current Interest Period determined under Clause 6.1 shall be the aggregate of the Margin and such rate as the Agent may certify as the rate at which the Banks are able to obtain deposits for such period as aforesaid.

6.  INTEREST

6.1	Each Interest Period shall begin on the Drawdown Date or, as the case may be, on the Interest Payment Date in respect of the preceding Interest Period and shall end on such date 1, 2, 3 or 6 months thereafter as the Borrower may elect or such other period or periods as the Borrower and the Agent may agree, subject to availability, by not less than 3 Banking Days' prior written notice to the Bank in the form set out in Exhibit 3 hereto (renewal notice), provided that:

(a)	if any Interest Period would otherwise end on a day which is not a Banking Day it shall be extended to end on the succeeding Banking Day unless it would thereby end in a new calendar month in which event it shall be shortened to end on the preceding Banking Day;

(b)	subject to paragraph (c) below if no election is made by the Borrower in respect of any Interest Period, the length of such Interest Period shall be 3 months;
(c)	if any Interest Period determined pursuant to the foregoing provisions would extend beyond the following Final Maturity Date such Interest Period shall be shortened to end on that Final Maturity Date;
(d)	the first Interest Period in respect of any Drawing subsequent to the first Drawing made when such first Drawing remains outstanding shall end on the last day of the then current Interest Period for such first Drawing; and

(e)	the availability of 1 month Interest Periods shall be limited to 3 (for all Drawings together) for each twelve month period after the first Drawdown Date.
6.2	The Borrower shall pay interest on the Loan or the relevant part thereof in arrears on each Interest Payment Date and additionally in the case of an Interest Period exceeding 3 months duration at three monthly intervals during such Interest Period at the annual rate which is conclusively certified by the Agent to be the aggregate of the applicable Margin and LIBOR.

6.3	The Agent shall give notice to the Borrower and each Bank of each interest rate fixed on the Quotation Date for the relevant Interest Period, which notice shall, in the absence of manifest error, be conclusive.

7.  REPAYMENT

7.1	The Borrower shall, subject to the terms of Clause 2.4 above, repay each Drawing on its respective Interest Payment Date. A Drawing shall be deemed to have been repaid on its Interest Payment Date either in whole if the new Drawing is equal to or greater than the maturing Drawing or in part if the new Drawing is less than the maturing Drawing and to the extent that the maturing Drawing is so deemed to have been repaid, the principal amount of the new Drawing is to be made on such date shall be deemed to have been credited to the account of the Borrower by the Agent on behalf of the Banks in accordance with the terms of this Agreement and the Banks shall only be obliged to make available pursuant to Clause 2 a principal amount equal to the amount by which the new Drawing exceeds the maturing Drawing.

7.2	On the Final Repayment Date, all outstanding Drawings and other sums (if any) then owing under this Agreement shall in any event be repaid or paid in full by the Borrower.

8.  VOLUNTARY AND MANDATORY PREPAYMENT

8.1	The Borrower may prepay the Loan without penalty in whole or in part in a minimum amount of USD 5,000,000 or multiples thereof on any Interest Payment Date subject to the Agent having received not less than five (5) Banking Days prior to such date irrevocable written notice of the amount to be prepaid.

8.2	Any sum prepaid pursuant to Clause 8.1 after the Term Date may not be redrawn by the Borrower. Any partial prepayment after the Term Date shall be applied in reduction of the Loan in inverse order of maturity.

8.3	The Borrower shall promptly prepay the Loan without penalty with such amounts which are equal to:
(a)	the proceeds from any issue of long term debt by any entity of the Group with the ultimate purpose to refinance the acquisition of the Navion Shares. For the avoidance of doubt "long term debt" shall include, but not be limited to, debt of more than 6 months duration, or debt of less than 6 month duration which is prolonged and/or renewed for more than 6 months duration in total, but shall exclude intercompany debt;

(b)	the proceeds from any financial distribution (either by way of dividends, loans or otherwise) which either directly or indirectly originate from Navion;
(c)	the net sale proceeds of any Relevant Vessel which is sold or declared an actual or constructive total loss provided that such Relevant Vessel is not replaced with another vessel as approved by the Agent; and

(d)	the proceeds of amounts repaid or prepaid under the Intercompany Facility Agreement.
(e)	The Borrower shall within 5 days notice from the Agent prepay the Loan without penalty if the Borrower and the Agent have not agreed on the terms of a Change of Control based on good faith negotiations, within 45 days of a Change of Control occurring.

8.4	Any sum prepaid pursuant to Clause 8.3 may not be redrawn by the Borrower and the Total Commitment shall be cancelled with an amount being equal the prepaid amounts, provided however that amounts equivalent to prepaid amounts under sub-clause 8.3 (b) and 8.3 (d) may be redrawn, subject to (i) utilisation of such amounts only within the Borrower Group and (ii) the aggregate amount outstanding under the Intercompany Facility Agreement not to be less than the aggregate amount outstanding under the Agreement.

9.  REPRESENTATIONS, UNDERTAKINGS AND SECURITY

9.1	The Borrower represents to the Agent and the Banks that:
(a)	it and the Purchaser are duly formed and validly existing under the respective laws of incorporation and have the power and has obtained all necessary consents for the execution and performance of this Agreement, the Security Documents, the Navion Sale and Purchase Agreement and the Intercompany Facility Agreement to which it is a party;

(b)	this Agreement, the Security Documents, the Navion Sale and Purchase Agreement and the Intercompany Facility Agreement to which the Borrower and the Purchaser are party constitute valid, binding and enforceable obligations of the Borrower and/or the Purchaser, and the execution and performance of this Agreement, the Security Documents, the Navion Sale and Purchase Agreement and the Intercompany Facility Agreement do not and will not contravene any applicable law, order, regulation or restriction of any kind, including contractual restrictions, binding on the Borrower;

(c)	it and the Purchaser is not in default under any other agreement to which it is a party, nor is it in default in respect of any financial commitment or obligation;
(d)	it and the Purchaser has no other borrowings or guarantee liabilities at the date hereof other than provided pursuant to the Navion Sale and Purchase Agreement and the Intercompany Facility Agreement;
(e)	it has provided the Guarantor and the Purchaser with all material information relating to this Agreement and the Security Documents, including the content of Clause 13; and
(f)	in relation to the borrowing by the Borrower of the Loan, the performance and discharge of its obligations and liabilities under this Agreement and the Security Documents and the transactions and other arrangements effected or contemplated by this Agreement and the Security Documents to which the Borrower is a party, it is acting for its own account and that the foregoing will not involve or lead to a contravention of any law, official requirement or other regulatory measure or procedure which has been implemented to combat "money laundering" (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities).

9.2	The Borrower undertakes to the Agent and the Banks that so long as any amount is outstanding hereunder:
(a)	it will promptly inform the Agent on behalf of the Banks of the occurrence of an event of which it becomes aware which constitutes or which with the giving of notice or lapse of time or other condition would or might constitute an Event of Default or which in its reasonable opinion might adversely affect its or the Purchaser's ability to perform its and/or the Puchaser's obligations hereunder, under any Security Document, under the Navion Sale and Purchase Agreement or under the Intercompany Facility Agreement;

(b)	it and the Guarantor will deliver to the Agent for distribution to the Banks copies of its, the Guarantor’s and the Purchaser's (i) annual audited, consolidated and unconsolidated accounts not later than 135 days after the end of its financial year prepared in accordance with GAAP (except in the case of the Borrower it will supply either audited or unaudited statements depending on (and in line with) local law requirements and in case of the Guarantor the statements shall be consolidated only) (ii) unaudited quarterly, consolidated and unconsolidated, reports including balance sheet and profit and loss statement within 60 days after the end of each calendar quarter prepared in accordance with GAAP (except in the case of the Guarantor the statements shall be consolidated only), (iii) the Compliance Certificate and (iv) such other financial and/or technical information as the Agent may reasonably request;

(c)	it will not, and procure that the Navion group (upon acquisition) does not, make (either within the Group or to a third party) any further borrowings, enter into any guarantee liabilities except for guarantee in the course of ordinary operation of the business (it being understood that guarantees in relation to arrests and similar indemnities do not constitute an ordinary operation of the Vessel), grant loans except for the Intercompany Facility Agreement, or make any further investments without the prior written consent of the Agent on behalf of the Majority Banks;

(d)	it will not create, incur or allow to exist over any of its or any of its Subsidiaries' assets any further encumbrances other than Permitted Security;
(e)	it will procure that there will be no change in ownership of any entity of the Navion Group, and that none of the entities of the Navion Group will be party to any merger, consolidation or similar action, without the prior written consent of the Agent on behalf of the Banks, provided however that change of ownership within the Borrower Group may be effected without such consent;

(f)	in the event either (i) the long-term senior secured credit ratings of assigned to the Guarantor by Standard & Poor's Rating Services ("S&P") and Moody’s Investor Service ("Moody's") (or, if such long-term senior secured credit ratings are not available, the S&P Long-Term Issuer Rating or Moody’s Senior Implied Rating) fall below BB- or Ba3, respectively, or (ii) the Guarantor does not have a debt rating assigned to it by S&P or Moody's, then the Borrower shall, on the Agent's request but at its own expense, obtain valuations of the Relevant Vessels free of any charters or employment contracts from at least two (2) independent shipbrokers satisfactory to the Agent and if the aggregate of (x) the average amount of the above mentioned valuations (the "Market Value") and (y) the value of any additional security taken under this sub-Clause previously, is less than 100 % of the Tranche A Commitment, promptly restore such ratio if the Agent on behalf of the Beneficiaries so requires by either providing additional security satisfactory to the Majority Banks or reducing and cancelling the Tranche A Commitment accordingly.

(g)	it will not permit any change of ownership of the Navion Shares without the prior written consent of the Agent on behalf of the Banks;
(h)	it will procure that the Guarantor and the Borrower and their respective Subsidiaries do not materially change the nature of their business or commence any business any materially different from its current business;

(i)	it will ensure that the Group does not to sell, assign, transfer, pledge or otherwise convey or dispose of any of the shares of any entity within the Navion Group including the Navion Shares (including by way of spin-off, instalment sale or otherwise) or of any other ownership interest of the Purchaser, Navion and/or any of their Subsidiaries without the prior written consent of the Agent on behalf of the Banks, provided however that any such transaction effected within the Borrower Group may be effected without such consent;

(j)	it will ensure that none of the entities within the Navion Group or any of their Subsidiaries will sell, or otherwise dispose of, any of their assets (including by way of spin-off, instalment sale or otherwise), except of assets of Navion or any of it's Subsidiaries which is substantial in relation to the assets taken as a whole unless consented thereto in writing by the Agent on behalf of the Majority Banks, any surplus sale proceeds whatsoever shall be utilised as legal distribution or repayment of inter-company debt to the Borrower for the prepayment and cancellation of the Loan pursuant to Clause 8.4 unless the Borrower prepays an identical amount from other sources at a time acceptable to the Agent;

(k)	in the ordinary course of its business, it conducts such reviews of the effect of Environmental Laws on the business, operations and properties of the Borrower as it deems appropriate and such reviews as the Agent may require. On the basis of this review, the Borrower has reasonably concluded that (i) it has complied with the provisions of all Environmental Laws, (ii) has obtained all relevant environmental approvals and is in compliance with all such environmental approvals, (iii) has not received notice of any environmental claim, (iv) is not aware that any environmental claim is pending or threatened against it or the Vessel, (v) there has been no emission, spill, release or discharge of a material of environmental concern from the Vessel and (vi) that the compliance by any of its employees, agents or representatives with Environmental Laws and/or environmental approvals presently in effect or the consequences of the involvement of the Vessel in any incident which gives rise or may give rise to an environmental claim, are unlikely to have a material adverse effect on the Borrower.

9.3	The Loan, and all amounts outstanding hereunder, shall be secured by the following in form and content satisfactory to the Agent:
(a)	(i) the Guarantee; (ii) the Assignment Agreement and
(b)	the Assignment Agreement secured with a first priority pledge over all Navion Shares pursuant to Exhibit 10.

10.  CHANGES IN CIRCUMSTANCES

10.1	If by reason of: (i) changes in any existing law, rule or regulation, or (ii) the adoption of any new law, rule or regulation, or (iii) any change in the interpretation or administration of (i) or (ii) above by any governmental authority, or (iv) compliance with any directive or request from any governmental authority (whether or not having the force of law):

(a)	any of the Banks incurs costs as a result of it having entered into this Agreement and/or performing its obligations hereunder; or
(b)	there is an increase in the costs to any of the Banks of maintaining or funding its portion of the Total Commitment, the Loan or any advances hereunder; or
(c)	any of the Banks becomes subject to any new or modified capital adequacy or similar requirements which will have the effect of increasing the amount of capital required or expected to be maintained by such Bank based on such Bank's obligations hereunder;

then any such cost, liability or reduction of return as referred to in the preceding paragraphs (a)-(c) shall be payable by the Borrower upon request by the Agent either in the form of an increased margin or in the form of an indemnification. The relevant Bank shall via the Agent give the Borrower notice within a reasonable time of its intention to claim compensation under this Clause 10.1 and it shall specify the form and amount of such compensation. The relevant Bank's determination of the amount of compensation to be made under this Clause 10.1 shall, absent manifest error, be conclusive. The Borrower shall be entitled to prepay such Bank's portion of the Loan in accordance with Clause 8 at any time following receipt of notice from the Agent as aforesaid on giving not less than 7 Banking Days' irrevocable written notice. In such event the Borrower shall nevertheless compensate such Bank for such requested indemnification for the period up to and including the date of prepayment and Clause 12.5 shall be applicable.

10.2	In the event that it shall be unlawful for any Bank to make available its portion of the Total Commitment or maintain or fund its portion of the Loan hereunder then such Bank's obligations shall terminate and all amounts owing by the Borrower to such Bank shall become due and payable on demand by such Bank through the Agent and Clause 12.5 shall be applicable.

10.3	Neither the Agent nor any Bank shall be liable for any failure to perform the whole or any part of this Agreement resulting directly or indirectly from the action or inaction or purported action of any government or other authority or any strike, lockout, boycott, blockade, or war affecting the Bank.

10.4	If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the laws of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the laws of any other jurisdiction shall in any way be affected or impaired thereby.

11.  FEES AND EXPENSES

11.1	The Borrower shall pay to the Agent:
(a)	such fees as set out in a separate fee letter;
(b)	for the account of the Banks, a commitment fee in USD in respect of the undrawn part of the Commitment for the period from (i) 27 November 2002 and 180 days thereafter, of 0,30 % p.a., and (ii) for the period subsequent to (i) and the Final Repayment Date, of 0,50 % p.a. calculated on the daily average undrawn amount of the Commitment, such fee to be payable quarterly in arrears commencing on the first drawdown date and finally on the last day of such period as aforesaid;

(c)	and upon demand, all expenses (including internal and external legal and collateral fees of the Agent) incurred by the Agent in connection with the preparation, execution or termination of this Agreement and any other documents delivered pursuant to this Agreement or incurred by the Agent and the Banks in connection with the preservation or enforcement of any rights hereunder and/or thereunder.

11.2	The obligations of the Borrower in Clause 11.1 (c) above shall survive the Final Repayment Date.

12.  PAYMENTS

12.1	In the event that the date on which a payment is due to be made hereunder is not a Banking Day, such date of payment shall be the following Banking Day unless it would thereby fall in a new calendar month in which event it shall be the preceding Banking Day.

12.2	In the event that any payment to be made hereunder by the Borrower to any Bank is not received by the Agent on the due date therefor, interest will be charged by such Bank from the due date until the date that payment is received at a rate which is equal to the aggregate of (i) the Margin (ii) a default funding charge of two (2)% per annum and (iii) the rate at which deposits from one Banking Day to the next in an amount approximately equal to the defaulted amount due to such Bank are offered to such Bank in the London interbank market at approximately 11:00 a.m. London time on the due date for payment and on each succeeding Banking Day until payment in full of the amount due is received by such Bank; provided that if the Agent determines that such default may be reasonably expected to continue unremedied for a period exceeding one week then it may require by notice to the Borrower that the funding cost shall be determined by reference to the rate at which deposits are offered as aforesaid for periods of such length (not exceeding three months) as it may designate. Interest charged under this Clause 12.2 shall be payable on demand and unless so paid shall be added to the defaulted amount at the end of each month following the due date for payment of such amount.

12.3	All payments to be made by the Borrower hereunder shall be made without set-off or counterclaim.
12.4	All payments to be made by the Borrower hereunder shall be made free and clear of and without deduction for or on account of any present or future Taxes of any nature now or hereafter imposed unless the Borrower is compelled by law to make payment subject to any such Taxes. In that event the Borrower shall (i) pay to the Agent for account of the Banks such additional amounts as may be necessary to ensure that the Banks receive a net amount equal to that which they would have received had such payment not been made subject to any Taxes, and (ii) deliver to the Agent within 10 Banking Days of any request by it an official receipt in respect of the payment of any Taxes so deducted.

12.5	If any amount of principal is, for any reason whatsoever, repaid on a day other than the last day of the then current Interest Period relating to such amount, the Borrower shall pay to the Agent for account of the Banks on request such amount as may be necessary to compensate the Banks for any loss or premium or penalty incurred by them in respect of the liquidation or re-employment of funds borrowed for the purpose of maintaining the amount repaid.

12.6	If the Agent pays any amount to a Bank or the Borrower which has not but ought to have been paid to it by the Borrower or a Bank (as the case may be) then unless such amount is paid within 3 Banking Days of the due date such Bank or the Borrower (as the case may be) shall refund such amount to the Agent on demand. At the time such amount is paid or refunded the person paying the same shall also pay interest to the Agent on such amount at such rate per annum as reflects the cost to the Agent of funding such amount during the period from the time when such amount ought to have been paid to the time when such amount was actually paid, provided, however, that this shall not reduce the obligations of the Borrower according to Clause 12.2 above.

12.7	Interest, commitment fee and any other payments hereunder of an annual nature shall accrue from day to day and be calculated on the actual number of days elapsed and on the basis of a 360 day year or in any case where market practice differs, in accordance with market practice.

13.  EVENTS OF DEFAULT

13.1	The obligations of the Banks hereunder shall terminate forthwith and any amount outstanding shall become immediately due and payable together with interest thereon and the Banks may exchange all or part of any outstanding amounts hereunder to NOK as elected by the Majority Banks in their sole discretion and/or enforce their rights under this Agreement and the Security Documents, in the manner and order they deem appropriate, if any of the following events occurs and the Agent, upon the instruction of the Majority Banks, gives notice to the Borrower:

(a)	if the Borrower fails to pay any sum due hereunder on the due date unless such non-payment is due solely to technical or administrative difficulties affecting the transfer, in which case such failure to pay must be remedied within the close of business in Oslo on the third succeeding Banking Day; or

(b)	if the Borrower defaults in the due performance or observance of any term or covenant contained herein or in any Security Document and such default continues unremedied for a period of 10 Banking Days after the Agent has given to the Borrower notice of such default; or

(c)	if any material representation made by the Borrower in this Agreement or in any notice, certificate or statement delivered or made pursuant hereto proves to have been inaccurate or misleading when made; or

(d)	subject to the expiry of any applicable cure period in any relevant agreement, if any indebtedness in respect of borrowed money or guarantee liabilities of (x) the Borrower and/or its Subsidiaries, or (y) the Guarantor and/or any of its Subsidiaries in excess of the aggregate amount of USD 15,000,000 is not paid when due or becomes due prior to the specified payment date by reason of default (except for any amounts outstanding hereunder) ; or

(e)	if a distress or other execution is levied upon or against any substantial part of the assets of the Borrower and is not discharged within 30 days, or contested in good faith by the Borrower; or
(f)	if the Borrower is unable or admits in writing its inability to pay its lawful debts as they mature, or makes a general assignment for the benefit of its creditors; or
(g)	if any proceedings are commenced in relation to insolvency or bankruptcy or any order or judgment is given by any court for the liquidation, winding-up or reorganisation of the Borrower or for the appointment of a receiver, trustee or liquidator of the Borrower or all or any part of its assets (save for the purpose of amalgamation or reorganisation not involving insolvency, the terms of which shall have received the prior written approval of the Agent on behalf of the Majority Banks); or

(h)	if the Borrower ceases or threatens to cease to carry on its business or disposes or threatens to dispose of a substantial part of its assets or the same are seized or appropriated for any reason; or
(i)	if any Security Document or this Agreement ceases to be in full force and effect; or
(j)	if any consent required for the performance by the Borrower of its obligations hereunder or by the Guarantor of its obligations under the Guarantee is revoked or is otherwise modified in a manner unacceptable to the Agent; or

(k)	if the Guarantor does not provide the Agent with a Compliance Certificate and does not provide the Agent with such Compliance Certificate within 4 Oslo Banking Days after the Agent has given to the Borrower notice of such default; or

(l)	If the Guarantor does not maintain a financial condition at all times, on a consolidated basis which is cash, cash equivalents and marketable securities in an amount not less than the greater of (i) USD 75,000,000 and (ii) 7.5% of the Guarantor's Total Debt; or

(m)	if the Borrower ceases to be a directly or indirectly wholly owned Subsidiary of the Guarantor; or
(n)	if, after acquisition of the Navion Shares a situation arises within the Group which, in the reasonable opinion of the Majority Banks, will prevent fulfilment by the Borrower of its obligations hereunder, or by the Guarantor of its obligations under the Guarantee; or

(o)	if any breach or event of default occurs under any of the Security Documents; or
(p)	if the Purchaser fails to pay any sum due under the Intercompany Facility Agreement on the due date unless such non-payment is due solely to technical or administrative difficulties affecting the transfer, in which case such failure to pay must be remedied within the close of business in Oslo on the third succeeding Banking Day; or

(q)	if the Purchaser defaults in the due performance or observance of any term or covenant contained in the Intercompany Facility Agreement or in any security document connected thereto and such default continues unremedied for a period of 10 Banking Days, or

(r)	if the Navion Sale and Purchase Agreement is terminated by either party to the agreement unless contested in good faith.
13.2	Clause 13.1 (c) - (h) shall also apply with respect to the Guarantor and the Purchaser.

14.  TRANSFER

14.1	Any Bank may transfer all or part of its participation in the Facility to any other bank or financial institution by giving not less than 10 Banking Days' prior written notice to the Agent, which shall promptly notify the Borrower provided that the Agent may reject such transfer in its sole discretion if a rejection notice is received by the relevant Bank within 3 Banking Days after its notice of the intended transfer to the Agent. The Agent may not reject transfers of Banks to any affiliate of such Bank. In event of transfer references herein to such Bank shall be construed as references to its transferee or transferees to the extent necessary. The Borrower may not transfer the Facility or any part thereof to any party.

15.  AGENCY

15.1	Each Bank authorises the Agent to take such action on its behalf and to exercise such powers as are specifically delegated to it by the terms hereof together with all such powers as are reasonably incidental thereto. The relationship between the Agent and each Bank is that of agent and principal only, and nothing herein shall impose on the Agent any duties or obligations other than those for which express provision is made herein.

15.2	Except as expressly provided herein the Agent shall distribute promptly to the Banks all sums received from the Borrower rateably in proportion to the amount of each Bank's participation in the Facility.

15.3	The Agent will promptly advise each Bank of any notice received by it from the Borrower hereunder. The Agent shall not be under any obligation towards any Bank to ascertain or enquire as to the performance or observance of any of the terms or conditions hereof or of the Security Documents to be performed or observed by any other party hereto or thereto.

15.4	Each Bank shall indemnify, to the extent not reimbursed by the Borrower, the Agent rateably according to the amount of its participation in the Facility against any loss, expenses (including legal fees) or liability (except such as results from the Agent's own gross negligence or wilful misconduct), which the Agent may suffer or incur in connection with the implementation, administration or enforcement of this Agreement or any Security Document.

15.5	In performing its duties and exercising its powers hereunder the Agent will be entitled to rely on (i) any communication believed by it to be genuine and to have been sent or signed by the person by whom it purports to have been sent and signed and (ii) the opinions and statements of any professional advisers selected by it in connection herewith, and the Agent shall not be liable to any other party hereto for any consequence of any such reliance.

15.6	The Agent takes no responsibility for the truth of any representations made herein nor for the adequacy or enforceability of this Agreement and neither the Agent (except in the case of gross negligence or wilful misconduct) nor any of its directors, officers or employees shall be liable for any action taken or omitted by it or any of them.

15.7	Notwithstanding the agency hereinbefore constituted, the Agent may without liability to account therefore make loans to, accept deposits from and generally engage in any kind of banking or other business with the Borrower. The Agent and each Bank shall have the right (but no obligation) to set-off any claim it has against the Borrower towards any claim the Borrower has against the Agent or such Bank, irrespective of such claims being nominated in different currencies or if the claims have not yet fallen due, but only after the Agent has declared an Event of Default and demanded a repayment of the Loan. If any Bank shall at any time receive payment (whether by set-off, counterclaim or otherwise) and the result thereof is that it receives an amount which is greater in proportion to its participation than the amount received by any other Bank in proportion to such Bank's participation, then the receiving Bank shall, through the Agent, distribute such payment among the Banks in proportion to their pro rata participations in the Loan.

15.8	Each Bank acknowledges that it has taken and will take such independent action and make such investigations as it deems necessary to inform itself as to the financial condition and affairs of the Borrower. Each Bank shall be responsible for making its own assessment of the financial condition and affairs of the Borrower in connection with the making and continuance of the Loan and has made its own appraisal of the creditworthiness of the Borrower.

15.9	The Agent may grant waivers and consents, vary the terms of this Agreement and do or omit to do all such acts and things in connection with this Agreement as may be authorised in writing by the Majority Banks or if specifically designated in a relevant term of this Agreement, all the Banks. Any such waiver, consent, variation, act or omission so authorised and effected by the Agent shall be binding on all the Banks and the Agent shall be under no liability whatsoever in respect thereof, except that the prior written agreement of all of the Banks shall be required to authorise (i) any change in any rate at which interest is payable under or in connection with this Agreement, (ii) any extension of the date for or alteration in the amount or currency of, any payment of principal, interest, commitment fee or other amount payable under or in connection with this Agreement, (iii) any increase in any Bank's obligations under Clause 2, except for the Tranche B Commitment which will be made available on behalf of all the Banks on instruction from the Majority Banks, (iv) any release of security interests provided hereunder, (v) any variation of the definition of Majority Banks, or (vi) any variation of the terms of this Clause 15.9.

15.10	The Agent may resign (without reason) its appointment at any time by giving a 30 days' prior written notice to the parties hereto. The resignation shall only become effective upon the appointment of a new agent. The Agent may appoint a new agent among any reputable and experienced finance institution. Upon the appointment of a new agent, such new agent shall assume all rights and obligations from such time designated by the Agent, and the Agent shall from such time be discharged from any further obligations hereunder.

16.  NOTICES AND TIME

16.1	Every notice under this Agreement shall be in writing and may be given or made by letter or telefax. Communications hereunder shall be addressed as follows:-
(a)	if to the Agent, at N-0021 Oslo, Norway telefax no. +47 22 48 28 94 Attention: Credit Administration shipping;
(b)	if to the Borrower, c/o Teekay Shipping (Canada) Ltd. telefax no. 1 604- 681 3011 Attention: Director, Finance;
(c)	if to the Banks, at their respective addresses listed in Exhibit 1 hereto;
16.1	or to such other address as one party may hereafter notify to the other parties.
16.2	Communications sent by letter or telefax shall be effective upon receipt. Any communication by telefax from the Borrower to the Agent shall be confirmed by letter if so requested by the Agent.
16.3	No failure or delay on the part of the Agent or the Banks to exercise any power or right under this Agreement or the Security Documents shall operate as a waiver thereof or of any other power or right. The remedies provided herein are cumulative and are not exclusive of any remedies provided by law.

17.  GOVERNING LAW AND JURISDICTION

17.1	This Agreement shall be governed by and construed in accordance with Norwegian law.
17.2	The Borrower hereby irrevocably submits to the non-exclusive jurisdiction of the Norwegian courts, the venue to be elected by the Agent.

The Borrower
NORSK TEEKAY HOLDINGS LTD.

By.........................................................................................
Name in block letters............................................................
Title......................................................................................

The Bank
p.p. DEN NORSKE BANK ASA

By.........................................................................................
Name in block letters............................................................
Title......................................................................................

The Agent
p.p. DEN NORSKE BANK ASA

By.........................................................................................
Name in block letters............................................................
Title......................................................................................

EXHIBIT 1

B A N K   C O M M I T M E N T S

Den norske Bank ASA                                                                                                                             100%
N-0021 Oslo
Norway

Telefax:   +47 22 48 28 94
Attn:       Credit Administration Shipping

F O R M   O F
D R A W D O W N   N O T I C E

From:         Norsk Teekay Holdings Ltd.
To:             Den norske Bank ASA
Attention:   Credit Administration Shipping
Date:           ...........................................

Dear Sirs

We refer to a revolving credit facility agreement dated .... .......................... 20.... (the "Agreement") made between inter alia ourselves as Borrower and Den norske Bank ASA as Agent. Terms defined in the Agreement shall have the same meaning in this notice.

We hereby give you irrevocable notice that pursuant to the Agreement and on .... ...................... 20...., we wish to draw down the amount of USD....................................... upon the terms and subject to the conditions contained therein.

The Interest Period for the Drawing shall, subject to the provisions of the Agreement, be of ...... months duration.

The Drawing, net of applicable fees and expenses described in Clause 11, shall be transferred to the account of .................................... with ..................................... , account no. ................................... .

As of today no event has occurred which with or without notice and/or lapse of time would constitute an Event of Default under the Agreement.

In the event that drawdown does not take place on the aforementioned date, by reasons beyond the control of the Agent and/or the Banks, we hereby undertake to reimburse you as Agent and all the Banks for any and all costs incurred, including but not limited to interest.

Yours faithfully
for and on behalf of
Norsk Teekay Holdings Ltd.

.................................................................
(authorised officer)

EXHIBIT 3

FORM OF CERTIFICATE OF COMPLIANCE

From:         Norsk Teekay Holdings Ltd.
To:             Den norske Bank ASA
Attention:   Credit Administration Shipping
Date:           ...........................................

We refer to the USD 500,000,000 revolving credit agreement dated .. March, 2003, under which we are Borrower and you are Agent (the "Agreement"). We give this compliance certificate as required under Clause 13 of the Agreement and Clause 9 of the Guarantee. Terms used in this compliance certificate have the meaning given to them in the Agreement.

We report the following with respect to the figures requested in Clause 13.1 (j) of the Agreement, that as of 31.03 / 30.06 / 31.09 / 31.12 of 200[ ] the following figures apply:

...............................................................................

................................................................................

We hereby confirm that no change has occurred since the last time we forwarded information to you according to Clause 9.1 (b) (Financial information) of the Agreement.

For and on behalf of (as applicable)
Norsk Teekay Holdings Ltd.

_______________________________________
Signature

_______________________________________
Name with block letters

EXHIBIT 4

LIST OF RELEVANT VESSELS

Vessel Name                        Type             Built             dwt              Clarkson's*

Bahamas Spirit                     DH               1998              107,261          30,300,000

Kanata Spirit                      DH               Jul-99            113,000          32,650,000

Seletar Spirit                     DS               Jan-88            94,988           13,930,000

Semakau Spirit                     DS               Jun-88            97,172           18,980,000

Sentosa Spirit                     DS               Dec-89            97,163           15,320,000

Singapore Spirit                   DS               Jan-87            96,967           11,900,000

Sudong Spirit                      DS               Sep-87            98,215           12,020,000

Total Value                                                                           135,100,000

* The values are up to 19 November 2002 as per Clarkson's ShipValue.net in USD.

EXHIBIT 5

FORM OF TRANSFER CERTIFICATE

WHEREAS:

A.	Pursuant to a revolving credit facility agreement dated [ • ] March, 2003 (the "Agreement") the banks listed in Schedule 1 to the Agreement (the "Banks"), represented by Den norske Bank ASA as agent (the "Agent"), have made available to Norsk Teekay Holdings Ltd. (the "Borrower") a revolving credit facility in the initial maximum principal amount of USD 500,000,000;

B.	Any transfer of a Bank's rights and obligations under the Agreement is subject to the provisions of Clause 14 (Assignment) of the Agreement;
C.	[ ] (the "Transferor") has requested and the Agent and the Borrower have consented to the transfer by the Transferor of [a part of] its rights and obligations under the Agreement to [ ] (the "Transferee");

NOW THEREFORE:

1.	The Transferor hereby transfers, with effect from the date hereof, [a part of] its rights and obligations under the Agreement [corresponding to the principal amount of USD [ ]] to the Transferee.
2.	The Transferee confirms having received from the Transferor a full and complete set of copies of the Agreement and all documents pertaining thereto, and hereby confirms and agrees to be bound by the terms thereof as a Bank thereunder. Particularly the Transferee confirms having made an individual credit risk assessment of the Agreement.

IN WITNESS WHEREOF the parties hereby have caused this Transfer Certificate to be duly executed by their authorised officers on the [         ] day of [                   ].

For and on behalf of (as applicable)                      For and on behalf of (as applicable)
Norsk Teekay Holdings Ltd.                                Den norske Bank ASA
(as Borrower)                                             (as Agent)

_______________________________________                   _______________________________________
Signature                                                 Signature

_______________________________________                   _______________________________________
Name with block letters                                   Name with block letters

For and on behalf of                                      For and on behalf of
[                                  ]                      [                                  ]
as Transferor                                             as Transferee

_______________________________________                   _______________________________________
Signature                                                 Signature

_______________________________________                   _______________________________________
Name with block letters                                   Name with block letters

EXHIBIT 6

FORM OF GUARANTEE AND INDEMNITY AGREEMENT

GUARANTEE AND INDEMNITY AGREEMENT

between

TEEKAY SHIPPING CORPORATION

as Guarantor

and

DEN NORSKE BANK ASA

as Agent

______________________________________________________________

related to the obligations of Norsk Teekay Holdings Ltd. under a
USD 500,000,000 Revolving Credit Facility Agreement
dated ...... March 2003
______________________________________________________________

Dated ...... March 2003

THIS GUARANTEE AND INDEMNITY AGREEMENT (the "Guarantee") is made on the       day of March 2003

BETWEEN:

(1)	TEEKAY SHIPPING CORPORATION, a corporation incorporated in the Republic of the Marshall Islands with an office at TK House, Bayside Executive Park, West Bay Street & Blake Road, Nassau, The Bahamas (the "Guarantor"); and

(2)	DEN NORSKE BANK ASA, 0021 Oslo, Norway (the "Agent"), acting on behalf of itself and a certain syndicate of banks (together the "Beneficiaries"),
WHEREAS:-
(A)	By a revolving credit facility agreement dated [•]March 2003 (the "Loan Agreement") made between Norsk Teekay Holdings Ltd. (the "Borrower"), the Beneficiaries as lenders, and the Agent as agent for the Beneficiaries, the Beneficiaries have granted (subject to the terms and conditions set forth therein) a loan, divided into a tranche of USD 100,000,000 ("Tranche A") and a tranche of USD 400,000,000 ("Tranche B"), to the Borrower in the aggregate principal amount of up to USD 500,000,000 (the "Loan"), for the purpose of assisting the Borrower in financing the acquisition of Navion ASA ("Navion");

(B)	It is a condition for drawdown of the Loan under the Loan Agreement that the Guarantor executes and delivers this Guarantee as part of the security to be provided for the due and correct performance by the Borrower of all of their obligations and liabilities to the Beneficiaries under the Loan Agreement, and the Guarantor in consideration thereof, has agreed to execute and deliver this Guarantee in favour of the Agent (acting as agent and security trustee for the Beneficiaries) after having examined and agreed to all the terms and conditions of the Loan Agreement (and all Schedules thereto),

NOW THEREFORE:-

1	DEFINITIONS AND CONSTRUCTION
1.1	Definitions
In this Guarantee including the preamble hereto (unless the context otherwise requires) any term or expression defined in the preamble shall have the meanings ascribed to it therein and the following term and expression shall have the meanings set out below. In addition, terms and expressions not defined herein but whose meanings are defined in the Loan Agreement shall have the meanings set out therein.

           "Outstanding Indebtedness":              means  all  sums  of any  kind  at any  time  owing  actually  or contingently  by the  Borrower to the Agent and the  Beneficiaries
                                                    pursuant  or  in  relation  to  the  Loan  Agreement   (including,
                                                    without limitation,  by way of repayment of principal,  payment of
                                                    interest   and  default   interest,   payment  of   indemnity   or
                                                    counter-indemnity  amounts,  reimbursement  of costs or  otherwise whatsoever).

           "Relevant Vessels"                       means the vessels set out in Schedule 1 hereto.

           "Total Debt"                             means for the Guarantor the aggregate of (i) that portion, as determined in accordance with US GAAP, of the Indebtedness shown as “long term debt” on the consolidated balance sheet of the Guarantor  and  (ii)  that portion, as determined in accordance with US GAAP, of the Indebtedness shown as
                                                    "current portion of long term debt" on the consolidated
                                                    balance sheet of the Guarantor.
2	GUARANTEE AND INDEMNITY
2.1	Guarantee obligations
In order to secure the payment of the Outstanding Indebtedness in accordance with the provisions of the Loan Agreement, the Guarantor as primary obligor as and for its own debt and not merely as surety ("som selvskyldnergarantist"), hereby undertakes to the Agent to be responsible for and hereby guarantees to the Agent as agent and security trustee for the Beneficiaries, the due and punctual payment by the Borrower (as and when due under the Loan Agreement by acceleration, demand or otherwise whatsoever) of the Outstanding Indebtedness and every part thereof, limited only as set forth in Clause 2.4 below.

2.2	Demands
The Guarantor undertakes, unconditionally and irrevocably, and immediately upon receipt of the Agent's first written demand from time to time, to make payment in accordance with its obligations under Clause 2.1 where such demand is accompanied by a statement of the Agent that a payment has fallen due in respect of the Outstanding Indebtedness, that the Borrower has failed to make such payment when due and that notice of such non-payment has been issued to the Borrower. Each of such payments so demanded shall be made by the Guarantor to such account as the Agent may from time to time notify in writing.

2.3	Indemnity
The Guarantor undertakes, unconditionally and irrevocably, and immediately upon receipt of the Agent's first written demand from time to time, to indemnify and hold harmless the Agent and each of the Beneficiaries in respect of any loss incurred by the Agent or any of the Beneficiaries as a result of the Loan Agreement or any of the Security Documents or any provision thereof being or becoming invalid or unenforceable for any reason whatsoever up to the maximum amount which would otherwise be payable in the event such invalidity or unenforceability had not occurred.

2.4	Limited liability The total liability of the Guarantor under this Guarantee shall always be limited to USD 500,000,000 plus interest and costs.
2.5	Number of claims
Subject always to the total liability amount set forth in Clause 2.4 above, there is no limit on the number of claims that may be made by the Agent on behalf of the Beneficiaries under this Guarantee. No claim may be made hereunder after 31 December 2004.

3	SURVIVAL OF GUARANTOR's LIABILITY
(a)	The Guarantor's liability to the Agent and the Beneficiaries under this Guarantee shall not be discharged, impaired or otherwise affected by reason of any of the following events or circumstances (regardless of whether any such events or circumstances occur with or without the Guarantor's knowledge or consent):-

(i)	any time, forbearance or other indulgence given or agreed by the Agent or the Beneficiaries with any of the Borrower or any third party in respect of any of their respective obligations under the Loan Agreement and/or the Security Documents;

(ii)	any legal limitation, disability or incapacity of the Borrower or any third party related to the Loan Agreement and/or the Security Documents;
(iii)	any invalidity, irregularity, unenforceability or imperfection of the Loan Agreement and/or the Security Documents;
(iv)	the liquidation, bankruptcy or dissolution (or proceedings analogous thereto) or the appointment of a receiver for the Borrower or any third party, or the occurrence of any circumstances whatsoever affecting the liability of any party to discharge its respective obligations under the Loan Agreement or any of the Security Documents;

(v)	any challenge, dispute or avoidance by any liquidator of the Borrower or any third party in respect of any claim by the Borrower by right of subrogation in any such liquidation;
(vi)	any release, discharge, renewal, amendment or extension of the Loan Agreement and/or the Security Documents; or
(vii)	any failure on the part of the Agent or the Beneficiaries (whether intentional or not) to take or perfect any security agreed to be taken under or in relation to any of the Loan Agreement and/or the Security Documents.

(b)	The Guarantor specifically waives all rights under the provisions of the Norwegian Financial Agreements Act of 25 June 1999 no. 46 not being mandatory provisions, including the following provisions (the main contents of the relevant provisions being as indicated in the brackets):

(i)	§ 62 (1) (a) (to be notified of any security the giving of which was a precondition for the advance of the Loan, but which has not been validly granted or has lapsed);
(ii)	§ 63 (1) - (2) (to be notified of any Event of Default under the Loan Agreement and to be kept informed thereof);
(iii)	§ 63 (3) (to be notified of any extension granted to the Borrower in payment of principal and/or interest);
(iv)	§ 63 (4) (to be notified of the Borrower's bankruptcy proceedings or debt reorganisation proceedings and/or any application for the latter);
(v)	§ 65 (3) (that the consent of the Guarantor is required for the Guarantor to be bound by amendments to the Loan Agreement that may be detrimental to its interest);
(vi)	§ 66 (1) - (2) (that the Guarantor shall be released from liabilities hereunder if security which was given, or the giving of which was a precondition for the advance of the Loan, is released by the Beneficiaries without the consent of the Guarantor);

(vii)	§ 66 (3) (that the Guarantor shall be released from its liabilities hereunder if, without its consent, security the giving of which was a precondition for the advance of the Loan, was not validly granted);

(viii)	§ 67 (2) (about reduction of the Guarantor's liabilities hereunder);
(ix)	§ 70 (as the Guarantor shall have no right of subrogation into the rights of the Beneficiaries under the Loan Agreement until and unless the Beneficiaries shall have received all amounts due or to become due to them under the Loan Agreement);

(x)	§ 71 (as the Agent and/or the Beneficiaries shall have no liability first to make demand upon or seek to enforce remedies against the Borrower or any other security provided in respect of the Borrower's liabilities under the Loan Agreement before demanding payment under or seeking to enforce the security created hereunder);

(xi)	§ 72 (as all interest and default interest due under the Loan Agreement shall form part of this Guarantee);
(xii)	§ 73 (1) - (2) (as all costs and expenses related to a default under the Loan Agreement shall form part of this Guarantee); and
(xiii)	§ 74 (1) - (2) (as the Guarantor shall make no claim against the Borrower for payment until and unless the Beneficiaries first shall have received all amounts due or to become due to them under the Loan Agreement).

4	CONTINUING GUARANTEE
This Guarantee shall be a continuing guarantee which shall remain in full force and effect until payment in full has been received by the Agent and the Beneficiaries of each and every part and the ultimate balance of the Outstanding Indebtedness.

5	COVENANTS
5.1	Covenants of the Borrower
(a)	The Guarantor shall procure that the Borrower at all times complies with all of their obligations, covenants and representations under the Loan Agreement and the Security Documents, and undertakes at all times to comply with all obligations, covenants and representations under the Loan Agreement and the Security Documents which refers to the Guarantor thereunder, particularly as set out in Clause 9 of the Loan Agreement.

(b)	The Guarantor specifically represents and warrants that all the representations and warranties of the Borrower with respect to it as Guarantor as set out in Clause 9 of the Loan Agreement are true and correct in all respects.

5.2	Financial covenants
The Guarantor undertakes that its financial condition shall be such that it will maintain at all times, on a consolidated basis cash, cash equivalents and marketable securities in amount not less than the greater of (i) USD 75,000,000 and (ii) 7.5% of the Guarantor's consolidated Total Debt.

5.3	Negative Pledge
Except as contemplated by the Loan Agreement and the Security Documents, the Guarantor shall procure that no security interest, other than Permitted Security, is created, incurred or assumed over any of the Relevant Vessels, related earnings and/or insurances.

5.4	Ownership
Save with the prior written consent of the Agent, the Guarantor undertakes that it will not sell or otherwise transfer any of its shares in the Borrower and/or Navion (when acquired) and/or any of its ownership share over the Relevant Vessels. The Guarantor will procure that it will not be party to any merger, demerger, reconstruction or similar action without the prior written consent of the Agent.

5.5	Rating
In the event either (i) the long-term senior secured credit ratings of assigned to the Guarantor by Standard & Poor's Rating Services ("S&P") and Moody’s Investor Service ("Moody's") (or, if such long-term senior secured credit ratings are not available, the S&P Long-Term Issuer Rating or Moody’s Senior Implied Rating) fall below BB- or Ba3, respectively, or (ii) the Borrower does not have a debt rating assigned to it by S&P or Moody's, then the Guarantor shall, on the Agent's request but at its own expense, obtain valuations of the Relevant Vessels free of any charters or employment contracts from at least two (2) independent shipbrokers satisfactory to the Agent and if the aggregate of (x) the average amount of the above mentioned valuations (the "Market Value") and (y) the value of any additional security taken under this sub-Clause previously, is less than 100 % of Tranche A, promptly restore such ratio if the Agent on behalf of the Beneficiaries so requires by either providing additional security satisfactory to the Beneficiaries or reducing Tranche A accordingly.

6	FURTHER UNDERTAKINGS The Guarantor does further undertake to the Agent that as long as this Guarantee is effective;-
(a)	if the Borrower shall become the subject of an insolvency proceeding or shall be wound up or liquidated, the Guarantor shall not (unless so instructed by the Agent and then only on condition that the Guarantor holds the benefit of any claim in such insolvency or liquidation to pay any amounts recovered thereunder to the Agent) make any claim in such insolvency, winding-up or liquidation until all Outstanding Indebtedness owing or due has been irrevocably paid in full;

(b)	if the Guarantor, in breach of paragraph (a) above of this Clause 6 receives or recovers any money pursuant to any such exercise, claim or proof as therein referred to, such money shall be held by the Guarantor for the Agent to apply the same as if they were moneys received or recovered by the Agent under this Guarantee;

(c)	the Guarantor has not taken and will not take from the Borrower any security whatsoever for the moneys hereby guaranteed; and
(d)	all payments to be made hereunder shall be made in immediately available funds without set-off or counter-claim and free and clear of and without deduction for or on account of any present or future taxes of any nature now or hereafter imposed, levied, collected, withheld, deducted or assessed by any taxing and/or governmental authority whatsoever or wheresoever unless the Guarantor is compelled by law to deduct such taxes. In that event all such taxes shall be borne by the Guarantor or, if under the provisions of any applicable law this stipulation cannot be applied, then the Guarantor shall increase the payments to the Agent so that the net amounts received by the Agent shall be equal to the full amounts which the Agent would have received had payment not been made subject to such taxes. As used in this sub-clause the term “taxes” includes all levies, imposts, duties, charges, fees, deductions and withholdings whatsoever and any restriction or condition resulting in a charge.

7	EXCLUSION OF GUARANTOR's RIGHTS
Until the Outstanding Indebtedness has been paid in full, the Guarantor shall not be entitled to share in or succeed to or benefit from (by subrogation or otherwise) any rights which the Agent or the Beneficiaries may have in respect of the Outstanding Indebtedness or any security therefor or all or any of the proceeds of such rights or security.

8	ENFORCEMENT
8.1	No formalities The Agent shall not be obliged before taking steps to enforce this Guarantee against the Guarantor:-
(i)	to obtain judgement against any of the Borrower or any third party in any court or other tribunal;
(ii)	to make or file any claim in a bankruptcy or liquidation of any of the Borrower or any third party; or
(iii)	to take any action whatsoever against any of the Borrower or any third party under any of the Loan Agreement or the Security Documents;
The Guarantor hereby waives all such formalities or rights to which it would otherwise be entitled or which the Agent would otherwise first be required to satisfy or fulfil before proceeding or making demand against the Guarantor hereunder.

8.2	Action
Without affecting the obligations of the Guarantor hereunder, the Agent and the Beneficiaries may take such action as the Agent and the Beneficiaries in their own discretion may consider appropriate against the Borrower, the Guarantor or any of them or any other person or parties and securities to recover moneys due and payable in respect of the obligations under the Loan Agreement and/or the other Security Documents.

8.3	Conditional release
Other than set out in the Loan Agreement, any release, discharge or settlement between the Guarantor and the Agent or any of the Beneficiaries in relation to this Guarantee shall be conditional upon no right, security, disposition or payment to the Agent or any of the Beneficiaries by the Borrower or any other person being void, set aside or ordered to be refunded pursuant to any enactment or law relating to breach of duty by any person, bankruptcy, liquidation, administration, protection from creditors generally or insolvency or for any other reason. If any such right, security, disposition or payment is void or at any time so set aside or ordered to be refunded the Agent shall be entitled subsequently to enforce this Guarantee against the Guarantor notwithstanding any return of this Guarantee to the Guarantor and as if such release, discharge or settlement had not occurred and any such security, disposition or payment had not been made.

9	EXPENSES
The Guarantor shall pay to the Agent on demand on a full indemnity basis all reasonable charges, costs and expenses (including the fees and expenses of legal advisors) properly incurred by the Agent and/or the Beneficiaries in the preservation and enforcement of any of the rights of the Agent and the Beneficiaries hereunder.

10	MISCELLANEOUS
10.1	Severability
Any provisions contained herein which are prohibited by or deemed unlawful or unenforceable under any applicable law shall, to the extent required by such law, be ineffective without modifying the remaining provisions hereof. Where, however, the provisions of any such applicable law may be waived, they are hereby waived by the Guarantor to the fullest extent permitted by such law with the intent that this Guarantee shall be valid, binding and enforceable in accordance with its terms.

10.2	No waivers
No failure or delay by the Agent or the Beneficiaries in exercising any right, power or privilege hereunder and no course of dealing between any person and the Agent or the Beneficiaries shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Subject always to the maximum amount recoverable by the Beneficiaries pursuant to or in relation to the Loan Agreement being the maximum amount of the Outstanding Indebtedness, the rights and remedies herein are cumulative and not exclusive of any rights or remedies which the Agent and/or the Beneficiaries would otherwise have. Any recovery under this Guarantee shall pro tanto reduce the Outstanding Indebtedness.

10.3	Knowledge of Loan Agreement etc.
The Guarantor hereby represents and warrants to the Agent that the Guarantor has received copies of and has full knowledge of the terms and provision of the Loan Agreement, the Security Documents and all other documents related thereto.

10.4	Security
Without prejudice to Clause 3 (b) (vii) and (x) above, the Guarantor acknowledges and confirms that the Borrower's obligations under the Loan Agreement, in addition to this Guarantee, are or will be secured by the Assignment Agreement.

11	ASSIGNMENT
The Beneficiaries may assign or transfer their rights hereunder to any person to whom the rights and obligations of the Beneficiaries under the Loan Agreement are wholly or partially assigned or transferred in accordance with Clause 14 of the Loan Agreement.

12	NOTICES
12.1	Mode of Communication
Except as otherwise provided herein each notice, request, demand or other communication or document to be given or made under this Guarantee shall be given in writing but unless otherwise stated, may be made by telefax.

12.2	Address
Any notice, demand or other communication to be made or delivered by any party pursuant to this Guarantee shall (unless the addressee has by seven (7) days’ written notice to that party specified another address) be made or delivered:-

(a)	if to the Guarantor:- TEEKAY SHIPPING CORPORATION, TK House, Bayside Executive Park, West Bay Street & Blake Road, Nassau, The Bahamas Attn: Finance Department Fax: •
(b)	if to the Agent:- DEN NORSKE BANK ASA Stranden 21 N-0021 Oslo, Norway Attn: Shipping Department Telefax: +47 22 48 20 20 S.W.I.F.T.: DNBANOKK
13	GOVERNING LAW - JURISDICTION This Guarantee shall be governed by and construed in accordance with the laws of Norway with the Oslo District Court as the proper legal venue.

I N   W I T N E S S whereof the parties hereto have signed this Guarantee as a deed in two (2) originals as of the date first set forth above

SIGNED:
for and on behalf of
TEEKAY SHIPPING CORPORATION
- as Guarantor                                                              .......................................................

SIGNED:
for and behalf of
DEN NORSKE BANK ASA
- as Agent for the Beneficiaries                                    .......................................................

SCHEDULE 1

---------------------------------------
Name of Relevant Vessel
---------------------------------------
Bahamas Spirit
Kanata Spirit
Seletar Spirit
Semakau Spirit
Sentosa Spirit
Singapore Spirit
Sudong Spirit
---------------------------------------

EXHIBIT 7

F O R M   O F   N E G A T I V E   P L E D G E

Norsk Teekay AS

Norsk Teekay Holdings Ltd.

[date]

DECLARATION OF NEGATIVE PLEDGE

We, Navion ASA, hereby undertake not to, and shall ensure that any of our subsidiaries shall not create, assume or permit to exist, any mortgage, pledge, lien, charge, encumbrance or any security interest whatsoever upon any assets or other property except for:

•	liens for taxes not yet payable for which adequate reserves have been maintained;
•	other liens, charges and encumbrances incidental to the conduct of the business of Navion ASA and/or our subsidiaries, which do not in the aggregate materially detract from the value of each such party's property or assets or materially impair the use thereof in the operation of its business; and

•	a separate financing of Voluntary Organic Compound Equipment, subject to be on a non recourse basis.

We declare to be bound by this declaration unless released in writing by yourselves and Den norske Bank ASA.

Navion ASA

____________________________

EXHIBIT 8

FORM OF LETTER RELATING TO EFFECTIVE INTEREST

To: Norsk Teekay Holdings Ltd.
Att: Financial Director
Fax:

[ • ] March, 2003

Dear Sirs

RE.: USD500,000,000 REVOLVING CREDIT FACILITY AGREEMENT TO BE DATED AROUND [ • ] MARCH, 2003 (THE "CREDIT FACILITY") - IMPLICATIONS OF THE NORWEGIAN ACT ON FINANCIAL AGREEMENTS 1999-06-25-0046 (THE "FINANCIAL AGREEMENTS ACT")

The Norwegian Financial Agreements Act came into force on 1 July, 2000. The Financial Agreements Act applies to all agreements entered into and financial services provided by financial or similar institutions. The Financial Agreements Act contains a number of detailed and mandatory requirements concerning inter alia information which must be documented within a contractual relationship, irrespective of whether the client of the financial institution is a consumer or a professional or commercial organisation.

With one important exception, namely effective annual interest rate, all mandatory information has been included in the draft of the Credit Facility. It is difficult for us to state the effective annual interest rate, since in principle a borrower under a floating rate revolving loan facility is free to avail himself of the facility and may, if he so wishes, elect interest periods of a duration of one, three, six or twelve months, or such other periods as may be agreed, with the relevant interest (other than the applicable margin) not being fixed until the time of drawdown.

We have concluded that the requirements of the Financial Agreements Act will be fulfilled in respect of the above matter if we have provided you with, and you have accepted, the sample clause set out below. This clause should be regarded as an addition to the term sheet. The sample clause contains examples of annual effective interest.

This letter, duly signed, shall be attached to the Credit Facility. We would however wish to point out that the sample clause is intended as an example only.

Sample Clause

"Effective Annual Interest Rate"

Under the assumption that the Borrower requests a drawing in USD for a period of 3 months, such request being acceptable to the Banks, and 3 months LIBOR is fixed at [ ]% p.a. the effective annual interest rate (in Norwegian "Effektiv Årlig Rente") would then be as follows in respect of the relevant sample utilisation of the facility set opposite such effective annual interest rate:

         Utilisation                             Effective
                                                  Interest
         20%                                        [ • ]%           [AWAITING INPUT FROM THE AGENT]
         50%                                        [ • ]%           [AWAITING INPUT FROM THE AGENT]
         75%                                        [ • ]%           [AWAITING INPUT FROM THE AGENT]
         100%                                       [ • ]%           [AWAITING INPUT FROM THE AGENT]

being the aggregate of the aforesaid relevant interest rates, the Margin, the up-front fee, the commitment fee and all other fees and costs payable by the Borrower under the Credit Facility as measured on an annual basis, certain costs have not been finally set and we have made the following cost assumptions (which are assumptions only and not to be used as reference point for calculating the final costs):

[AWAITING INPUT FROM THE AGENT]

The Effective Annual Interest Rate will change over the life of the Credit Facility subject to changes in underlying variable parameters, of which the most important are the reference interest rate (whether LIBOR or any other relevant interest rates), the outstanding loan amount, Interest Period and (as the case may be) the Borrower's actual utilisation of the Credit Facility. Thus, the aforesaid calculations serve as examples only."

Yours faithfully

For and on behalf of
Den norske Bank ASA

________________________________________________
Signature

________________________________________________
Name with block letters

We hereby confirm that we have received a letter from Den norske Bank ASA of which this is a copy and accept the contents of the above sample clause.

Date: [ • ] March, 2003

For and on behalf of
[ • ]

________________________________________________
Signature

________________________________________________
Name with block letters

EXHIBIT 9

FORM OF ASSIGNMENT AGREEMENT

ASSIGNMENT AGREEMENT
(in relation to a loan granted by
Norsk Teekay Holdings Ltd to Norsk Teekay AS)

BETWEEN

N O R S K   T E E K A Y   H O L D I N G S   L T D.

N O R S K   T E E K A Y   A S

and

D E N   N O R S K E   B A N K   A S A

THIS ASSIGNMENT AGREEMENT IS DATED           , 2003 between:

(1)	NORSK TEEKAY HOLDINGS LTD., TK House, Bayside Executive Park, West Bay Street & Blake Road, Nassau, The Bahamas (the "Pledgee")
(2)	NORSK TEEKAY AS (Enterprise No. 985 030 235) (the "Company"); and
(3)	DEN NORSKE BANK ASA (the "Agent" as agent and trustee for the Finance Parties (as defined below).

BACKGROUND:

The Pledgee and the Company have entered into a loan agreement (the "Intercompany Facility Agreement") whereunder the Pledgee has granted a loan in the amount of USD 500,000,000 to the Company on terms and conditions set out therein and attached as Appendix 1 hereto. The Intercompany Facility Agreement will be secured with a pledge over all the shares in Navion ASA.

The Finance Parties, the Agent and the Pledgee have entered into a loan agreement whereunder the Finance Parties have granted a loan in the amount of USD 500,000,000 to the Pledgee pursuant to the terms and conditions set out in therein (the "Facility Agreement"). The Facility Agreement requires the Pledgee to assign the facility, and any connected security, under the Intercompany Facility Agreement to the Financing Parties.

IT IS AGREED as follows:

1.       INTERPRETATION

In this Assignment Agreement

         "Event of Default"                 has the meaning given to it in the Agreement.

         "Finance Documents"                means the Facility Agreement and the Security Documents as defined in the
                                            Facility Agreement.

         "Finance Parties"                  means the Banks and Agent as defined pursuant to the Facility Agreement.

         "Liability"                        means any amount pursuant to the Intercompany Facility Agreement owed by the Company to the Pledgee.

         "Secured Liabilities"              means all present and future obligations and liabilities of the Pledgee to the Finance Parties under the Finance Documents to which the Pledgee is a party.

         "Security Assets"                  means all assets of the Pledgee the subject of any security created by this Assignment Agreement.

         "Security Interest"                means any mortgage, pledge, lien, charge, assignment by way of security, hypothecation or security interest or any other agreement or arrangement having a similar effect.

         "Security Period"                  means the period beginning on the date of this Assignment Agreement and ending on the date on which all the Secured Liabilities have been unconditionally and irrevocably paid and discharged in full.

         "Subsidiary"                       means:

                                            (a)      an entity as defined as a subsidiary in Sections 1-3 of the
                                            Norwegian Public Limited Companies Act of 13th June, 1997, No. 45; and
                                            (b)      an entity of which a person has direct or indirect control or owns directly or indirectly more than 50% of the voting capital or similar right of ownership and "control" for this purpose means the legal power to direct or cause the direction of the management and the policies of the person whether through the ownership of voting capital, by contract or otherwise.

2.       CREATION OF SECURITY

2.1       General

(a)	All the security created under this Assignment Agreement:
(i)	is created in favour of the Agent on behalf of itself and the other Finance Parties;
(ii)	is created over the present and future liability of the Company to the Pledgee; and
(iii)	is security for the payment of all the Secured Liabilities.
(b)	The Agent holds the benefit of this Assignment Agreement on trust for the Finance Parties.

2.2       Pledgee's Liability

The Pledgee assigns absolutely all of its rights in respect of the liability to the Agent on behalf of itself and the other Finance Parties.

3.       PRESERVATION OF SECURITY

3.1       Continuing security

This Assignment Agreement is continuing and will extend to the ultimate balance of all the Secured Liabilities regardless of any intermediate payment or discharge in whole or in part.

3.2       Additional security

This Security is in addition to and is not in anyway prejudiced by any other security now or subsequently held by any Finance Party.

3.3       Appropriations

(a)	The Company shall pay any amounts owed to the Pledgee under the Intercompany Facility Agreement to interest-bearing suspense account no.__________________of the Pledgee with the Agent and any moneys standing on the account is hereby pledged to the Agent on behalf of Finance Parties, such account to bear interest for the account of the Pledgee at the rate reasonably considered by the Agent to be a fair market rate, provided that such interest need not be paid to the Pledgee until the end of the Security Period. The Agent may apply any amount on the account for payments due under the Facility Agreements

(b)	At any time after this Assignment Agreement has become enforceable, the Agent (or any trustee or agent on its behalf) may, without affecting the liability of the Pledgee:
(i)	refrain from applying or enforcing any other moneys, security or rights held or received by the Agent (or any trustee or agent on its behalf) in respect of those amounts; or
(ii)	apply and enforce them in such manner and order as it sees fit (whether against those amounts or otherwise).

3. 4       Reinstatement

(a)	If any discharge (whether in respect of the obligations of the Pledgee, or any security for those obligations or otherwise) or arrangement is made in whole or in part on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation or otherwise without limitation, the liability of the Pledgee shall continue as if the discharge or arrangement had not occurred to the extent such payment, security or other disposition is avoided.

(b)	The Agent, acting reasonably, may concede or compromise any claim that any payment, security or other disposition is liable to avoidance or restoration.

4.       REPRESENTATIONS - GENERAL

4.1       Security Assets

The Pledgee represents to the Agent that:
(a)	Its entry into and performance of this Assignment Agreement will not conflict with any terms or provisions in relation to the Intercompany Facility Agreement.
(b)	Save for the Security Interests created under this Assignment Agreement, the Security Assets are free from any Security Interest.

4.2       Times for making representations

(a)	The representations set out in this Assignment Agreement (including in this Clause) are made on the date of this Assignment Agreement.
(b)	Unless a representation is expressed to be given at a specific date, each representation under this Assignment Agreement is deemed to be repeated by the Pledgee on each date during the Security Period.

(c)	When a representation is repeated, it is applied to the circumstances existing at the time of repetition.

5.       RESTRICTIONS ON DEALINGS

Except as reflected in the Facility Agreement the Pledgee shall not:
(a)	create or permit to subsist any Security Interest on any Security Asset; or
(b)	sell, transfer, pledge or otherwise dispose of any Security Asset.

6.       COMPANY'S LIABILITY

6.1       Undertaking

(a)	The Pledgee and the Company must:
(i)	duly and promptly perform its obligations, and diligently pursue its rights in relation to the terms and provisions of the Intercompany Facility Agreement; and
(ii)	supply the Agent with any information and documentation relating to the Intercompany Facility Agreement requested by the Security Agent.
(b)	The Company shall not exercise any set-off of any amounts owed by the Company to the Pledgee against any amounts owed by the Pledgee to the Company.

6.2       Notices of assignment

The Company acknowledges and consents to that the Liability is assigned to the Agent on behalf of the Finance Parties and confirms that all amounts owed will be directed to the account referred to in Clause 3.3 (a) or such other account appointed by the Agent.

7. WHEN SECURITY BECOMES ENFORCEABLE

7.1       Event of Default

The Pledgee and the Company agree that if an Event of Default occurs under the Facility Agreement, the Agent may accelerate the Intercompany Facility Agreement so that all amounts owed thereunder become due and payable with immediate effect.

8.       ENFORCEMENT OF SECURITY

8.1       Protection of third parties

No person (including a purchaser) dealing with the Agent or its agents will be concerned to enquire:
(a)	whether the Secured Liabilities have become payable;
(b)	whether any power which the Agent is purporting to exercise has become exercisable or is being properly exercised;
(c)	whether any money remains due under the Finance Documents; or
(d)	how any money paid to the Agent is to be applied.

8.2       Redemption of prior mortgages

(a)	At any time after this Security has become enforceable, the Agent may:
(i)	redeem any prior Security Interest against any Security Asset; and/or
(ii)	procure the transfer of that Security Interest to itself; and/or
(iii)	settle and pass the accounts of the prior mortgagee, chargee or encumbrancer; any accounts so settled and passed will be, in the absence of manifest error, conclusive and binding on the Pledgee.
(b)	The Pledgee must pay to the Agent, immediately on demand, the reasonable costs and expenses properly incurred by the Agent in connection with any such redemption and/or transfer, including the payment of any principal or interest.

8.3       Contingencies

If this Security is enforced at a time when no amount is due under the Finance Documents but at a time when amounts may or will become due, the Agent may pay the proceeds of any recoveries effected by it into a suspense account, such account to bear interest for the account of the Pledgee at the rate reasonably considered by the Security Agent to be a fair market rate, provided that such interest need not be paid to the Pledgee until the end of the Security Period.

9.       Application of proceeds

Any moneys received by the Agent after this Security has become enforceable must be applied in accordance with the Facility Agreement.

10.       Expenses and indemnity

The Pledgee must:
(a)	immediately on demand pay all reasonable costs and expenses (including legal fees) properly incurred in connection with this Assignment Agreement by the Agent or other person appointed by the Agent under this Assignment Agreement; and

(b)	keep each of them indemnified against any failure or delay in paying those costs or expenses.

11.       DELEGATION

11.1       Power of Attorney

The Agent may delegate by power of attorney or in any other manner to any person any right, power or discretion exercisable by it under this Assignment Agreement.

11.2       Terms

Any such delegation may be made upon any terms (including power to sub-delegate) which the Agent may think fit.

11.3       Liability

None of the Finance Parties will be in any way liable or responsible to the Pledgee and the Company for any loss or liability arising from any act, default, omission or misconduct on the part of any delegate or sub-delegate.

12.       FURTHER ASSURANCES

The Pledgee must, at its own expense, take whatever action the Agent may require for:
(a)	creating, perfecting or protecting any security intended to be created by this Assignment Agreement; or
(b)	facilitating the realisation of any Security Asset, or the exercise of any right, power or discretion exercisable, by the Agent or any of its delegates or sub-delegates in respect of any Security Asset.

This includes:

(i)	the execution of any transfer, conveyance, assignment or assurance of any property, whether to the Agent or to its nominee; or
(ii)	the giving of any notice, order or direction and the making of any registration, which, in any such case, the Agent may think expedient.

13.       POWER OF ATTORNEY

The Pledgee, irrevocably and severally appoints the Agent and any of its delegates or sub-delegates to be its attorney to take any action which the Pledgee is obliged to take under this Assignment Agreement. The Pledgee ratifies and confirms whatever any attorney does or purports to do in accordance with the terms of this Assignment Agreement under its appointment under this Clause.

14.       MISCELLANEOUS

14.1       Covenant to pay

The Pledgee must pay or discharge the Secured Liabilities in the manner provided for in the Finance Documents.

15.       CHANGES TO THE PARTIES

15.1       Transfers by the Pledgee

The Pledgee may not assign, transfer, novate or dispose of its rights and/or obligations under this Assignment Agreement.

15.2       Transfers by Agent

The Agent may assign, transfer, novate or dispose of all or any part of its rights and/or obligations under this Assignment Agreement to a replacement Agent appointed in accordance with the Facility Agreement.

16.       SEVERABILITY

If a provision of this Assignment Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:
(a)	the validity or enforceability in that jurisdiction of any other provision of this Assignment Agreement; or
(b)	the validity or enforceability in other jurisdictions of that or any other provision of this Assignment Agreement.

17.       COUNTERPARTS

This Assignment Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

18.       NOTICES

18.1       Giving of notices

All notices or other communications under or in connection with this Assignment Agreement shall be given in writing and, unless otherwise stated, may be made by, facsimile. Any such notice will be deemed to be given as follows:

(a)	if by letter, when delivered; and
(b)	if by facsimile, when received in legible form.

However, a notice given in accordance with the above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

18.2       Addresses for notices

(a)	The address and facsimile number of the Company are:

...............................

Facsimile: + .......................
Attention: .........................

or such other as the Pledgee may notify to the Agent by not less than five Business Days' notice; and

(b)	The address and facsimile number of the Security Agent are:

Den norske Bank ASA
Stranden 21
0021 Oslo
Norway

Facsimile: +47 22 48 28 94
Attention: Credit Administration Shipping

or such other as the Agent may notify to the Pledgee by not less than five Business Days' notice.

19.       RELEASE

Upon the expiry of the Security Period (but not otherwise), the Agent shall, at the request and cost of the Pledgee, take whatever action is necessary to release the Security Assets from the security constituted by this Assignment Agreement.

20.       JURISDICTION

20.1       Submission

For the benefit of the Agent, the Pledgee and the Company agrees that the courts of Norway have jurisdiction to settle any disputes in connection with this Assignment Agreement and accordingly submits to the jurisdiction of the Norwegian courts, the venue to be Oslo City Court.

20.2       Non-exclusivity

Nothing in this Clause 20 limits the right of the Agent to bring proceedings against the Pledgee in connection with this Assignment Agreement:
(a)	in any other court of competent jurisdiction; or
(b)	concurrently in more than one jurisdiction.

21.       GOVERNING LAW

This Assignment Agreement is governed by Norwegian law. This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

NORSK TEEKAY HOLDINGS LTD.

___________________________________________
Signature
___________________________________________
Name with block letters

NORSK TEEKAY AS

___________________________________________
Signature
___________________________________________
Name with block letters

DEN NORSKE BANK ASA

___________________________________________
Signature
___________________________________________
Name with block letters

EXHIBIT 10

F O R M   O F   P L E D G E   O F   S H A R E S

S H A R E   P L E D G E   A G R E E M E N T

(in relation to shares in Navion ASA)

between

N O R S K   T E E K A Y   H O L D I N G S   L T D.

N O R S K   T E E K A Y   A S

and

D E N   N O R S K E   B A N K   A S A

THIS SHARE PLEDGE AGREEMENT IS DATED                  , 2003 BETWEEN:

(1)	NORSK TEEKAY HOLDINGS LTD., TK House, Bayside Executive Park, West Bay Street & Blake Road, Nassau, The Bahamas (the "Pledgee")
(2)	NORSK TEEKAY AS (Enterprise No. 985 030 235) (the "Company"); and~
(3)	DEN NORSKE BANK ASA (the "Agent" as agent and trustee for the Finance Parties (as defined below).

BACKGROUND:

The Company enters into this Share Pledge Agreement in connection with a loan agreement between the Pledgee and the Company (the "Intercompany Facility Agreement"). This Share Pledge Agreement is supplemental to the pledge agreement on the letterhead of the Agent and known as "to take or give security in shares registered in the Norwegian Securities Register i.e. VPS" (the "Standard Pledge Agreement").

IT IS AGREED as follows:

1.       INTERPRETATION

In this Share Pledge Agreement:

       "Act"                        means the Norwegian Enforcement Act of 1992.

       "Event of Default"          has the meaning given to it in the Facility Agreement.

       "Facility Agreement"        means the revolving credit facility agreement dated [ • ] March, 2003 and entered into between the banks listed in Schedule 1 to the Facility Agreement (the
                                   "Banks"), the Agent and the Pledgee in the maximum principal amount of
                                   USD 500,000,000.

       "Finance Documents"         means the Facility Agreement and the Security Documents as defined in the Facility
                                   Agreement.

       "Finance Party(-ies)"       means the Pledgee and/or the Banks as set out in the Facility Agreement and the
                                   Agent.

       "Related Rights"            means any dividend or interest paid or payable in relation to any Shares and any rights, moneys or property accruing or offered at any time in relation to any
                                   Shares by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise.

       "Secured Liabilities"       means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of the Company to the Pledgee under the Intercompany Facility
                                   Agreement.

       "Security Assets"           means the Shares and all other assets of the Company the subject of any security created by this Share Pledge Agreement.

       "Security Interest"         means any mortgage, pledge, lien, charge, assignment by way of security, hypothecation or security interest or any other agreement or arrangement having a similar effect.

       "Security Period"           means the period beginning on the date of this Share Pledge Agreement and ending on the date on which all the Secured Liabilities have been unconditionally and irrevocably paid and discharged in full.

       "Shares"                    means all the shares in Navion ASA, enterprise no 979 199 325.

2.       SECURITY

2.1       Creation of security

The Company as security for the payment of all the Secured Liabilities hereby charges, pledges and assigns in favour of the Agent:
(a)	all the Shares; and:
(b)	all Related Rights.

2.2       Perfection of security

The security shall be perfected pursuant to Standard Pledge Agreement.

The Company hereby undertakes to register any future pledge over the Shares in favour of the Agent in the Norwegian Securities Register.

3.       PRESERVATION OF SECURITY

3.1       Continuing security

The security constituted by this Share Pledge Agreement is continuing and will extend to the ultimate balance of all the Secured Liabilities regardless of any intermediate payment or discharge in whole or in part.

3.2       Additional security

The security constituted by this Share Pledge Agreement is in addition to and is not in anyway prejudiced by any other security now or subsequently held by any Finance Party.

3.3       Appropriations

At any time after the Security under this Share Pledge Agreement has become enforceable, the Agent (or any trustee or agent on its behalf) may:
(a)	without affecting the liability of the Company under the Share Pledge Agreement:
(i)	refrain from applying or enforcing any other moneys, security or rights held or received by the Agent (or any trustee or agent on its behalf) in respect of those amounts; or
(ii)	apply and enforce them in such manner and order as it sees fit (whether against those amounts or otherwise); and
(b)	hold in an interest-bearing suspense account any moneys received from the Company or on account of the Company’s liability under this Share Pledge Agreement, such account to bear interest for the account of the Company at the rate reasonably considered by the Agent to be a fair market rate, provided that such interest need not be paid to the Company until the end of the Security Period.

3.4       Reinstatement

(a)	If any discharge (whether in respect of the obligations of the Company, any security for those obligations or otherwise) or arrangement is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation or otherwise without limitation, the liability of the Company under this Share Pledge Agreement shall continue as if the discharge or arrangement had not occurred to the extent such payment, security or other deposition is avoided.

(b)	The Agent may, acting reasonably, concede or compromise any claim that any payment, security or other disposition is liable to avoidance or restoration.

4.       REPRESENTATIONS AND WARRANTIES

4.1       Representations and warranties

The Company makes the representations and warranties set out in this Clause 4 to the Agent.

4.2       Security Assets

(a)	The Shares and, to the extent applicable, the other Security Assets are fully paid.
(b)	The Company is the sole legal and beneficial owner of the Security Assets.
(c)	There are no agreements, rights or other matters whatsoever which might adversely affect the Security Assets.
(d)	Save for the Security Interest created under this Share Pledge Agreement, the Security Assets are free from any Security Interest.

4.3       Times for making representations and warranties

The representations and warranties set out in this Clause 4 are made on the date of this Share Pledge Agreement and are deemed to be repeated by the Company on each date during the Security Period with reference to the facts and circumstances then existing.

5.       UNDERTAKINGS

5.1       Duration

The undertakings in this Clause 5 remain in force throughout the Security Period.

5.2       Restrictions on dealing

The Company shall not:
(a)	create or permit to subsist any Security Interest on any Security Asset other than any Security Interest created by this Share Pledge Agreement;
(b)	sell, transfer or otherwise dispose of, any Security Asset;
(c)	take or permit the taking of any action which may result in the rights attaching to any of the Security Assets being altered or further shares in Navion ASA being issued.

5.3       Calls and other obligations

(a)	The Company shall pay all calls or other payments due and payable in respect of any of the Security Assets and if the Company fails to do so the Agent may pay the calls or other payments on behalf of the Company. The Company shall forthwith on demand reimburse the Agent for any payment made by the Agent pursuant to this paragraph (a).

(b)	The Company shall promptly copy to the Agent and comply with all requests for information which is within its knowledge and which are made under Chapter 5 section VII of the Norwegian Limited Liability Companies Act of 1997 no 44 and/or Chapter 5 section VII of the Norwegian Public Limited Liability Companies Act of 1997 no 45 or any similar provision contained in any articles of association or other constitutional document relating to any of the Security Assets and if it fails to do so the Agent may elect to provide such information as it may have on behalf of the Company.

(c)	The Company shall comply with all other conditions and obligations assumed by it in respect of any of the Security Assets.
(d)	The Agent is not obliged to carry out any obligation of the Company in respect of the Security Assets or to make any payment, or to make any enquiry as to the nature or sufficiency of any payment received by it or the Company, or to present or file any claim or take any other action to collect or enforce the payment of any amount to which it may be entitled under this Share Pledge Agreement.

6.       WHEN SECURITY BECOMES ENFORCEABLE

6.1       Enforceability

The security constituted by this Share Pledge Agreement shall become immediately enforceable upon and at any time after the occurrence of an Event of Default which is outstanding.

6.2       Discretion

At any time when the security constituted by this Share Pledge Agreement is enforceable, the Agent may in its absolute discretion enforce all or any part of the security as it sees fit.

7.       ENFORCEMENT OF SECURITY

7.1       General

Upon the occurrence of an Event of Default and Clause 6 of this Share Pledge Agreement, the Agent shall, to the extent possible under Norwegian law be entitled to:
(a)	exercise any and all rights of conversion, exchange, subscription or any other rights, privileges or options pertaining to the Security Assets as if they were the absolute owners thereof, including, without limitation, the right to exchange at their discretion, any and all of such shares upon the merger, consolidation, reorganisation, recapitalisation or other readjustment of Navion ASA upon the exercise by the Agent of any right, privilege or option pertaining to the Security Assets; and

(b)	collect any Related Rights and apply them against the Secured Liabilities in accordance with Clause 8 below.
Upon the occurrence of an Event of Default and Clause 6 of this Share Pledge Agreement, the Agent shall, having given 14 days' notice to the Company or such lesser period of notice (if any) permitted from time to time by the Act or other applicable law, be entitled to:

(a)	subject to the provisions of the Act or any succeeding act, require the forced use of the Security Assets and thereby exercise all voting rights in connection therewith or require a sale by way of forced auction through the courts or forced sale by a manager appointed by the enforcement officer of all or any part of the Security Assets;

(b)	subject to a separate agreement as provided for in Section 1-3 of the Act having been entered into between the relevant parties after such Event of Default has occurred, to sell, assign or convert into money all or any part of the Security Assets in such a manner and upon such terms (i.e. by private sale) and for such consideration (whether in cash, securities or other assets) as is then agreed;

(c)	apply any and all proceeds of such sales in satisfaction of all amounts owing to the Agent and the Banks in accordance with Clause 8 below; and
(d)	take any other action in relation to the Security Assets permitted by the Act or the Norwegian Liens Act of 1980.

7.2       Shares

After the security constituted by this Share Pledge Agreement has become enforceable, the Agent may exercise (in the name of the Company and without any further consent or authority on the part of the Company) any voting rights and any powers or rights which may be exercised by the person or persons in whose name any Share or its Related Rights are registered or who is the holder of any of them or otherwise. Until that time, the voting rights, powers and other rights in respect of the Shares shall (if exercisable by the Agent) be exercised in any manner which the Company may direct in writing and all dividends or other income paid or payable in relation to any Shares shall be paid directly to the Company.

7.3    Protection of purchaser

No person (including a purchaser) dealing with the Agent or its agents will be concerned to enquire:
(a)	whether the Secured Liabilities have become payable;
(b)	whether any power which the Agent is purporting to exercise has become exercisable;
(c)	whether any money remains due under the Finance Documents; or
(d)	how any money paid to the Agent is to be applied.

8.       APPLICATION OF PROCEEDS

Any moneys received by the Agent after this Security has become enforceable must be applied in accordance with the Facility Agreement.

9.       EXPENSES AND INDEMNITY

The Company and/or the Pledgee must:
(a)	immediately on demand pay all reasonable costs and expenses (including legal fees) properly incurred in connection with this Agreement by the Agent or any attorney, manager, agent or other person appointed by the Agent under this Agreement; and

(b)	keep each of them indemnified against any failure or delay in paying the same.

10.       DELEGATION

11.1       Power of Attorney

The Agent may delegate by power of attorney or in any other manner to any person any right, power or discretion exercisable by the Agent under this Agreement.

11.2       Terms

Any such delegation may be made upon the terms (including power to subdelegate) and subject to any regulations which the Agent may think fit. None of the powers delegated by the Company or the Pledgee hereunder may be revoked.

12.       FURTHER ASSURANCES

The Company must, at its own expense, take whatever action the Agent may require for:
(a)	creating, perfecting or protecting any security intended to be created by this Agreement over any Security Asset; or
(b)	facilitating the realisation of any Security Asset or the exercise of any right, power or discretion exercisable by the Agent or any of its delegates or sub-delegates in respect of any Security Asset.
This includes:
(i)	the execution of any transfer, conveyance, assignment or assurance of any property whether to the Agent or to its nominees; and
(ii)	the giving of any notice, order or direction and the making of any registration, which in any such case, the Agent may think expedient.

13.       POWER OF ATTORNEY

The Company and the Pledgee, subject to the provisions of the Act, irrevocably and severally appoints the Agent and any of its delegates or sub-delegates to be its attorney to take any action which the Company is obliged to take under this Share Pledge Agreement. The Company ratifies and confirms whatever any attorney does or purports to do in accordance with the provisions of this Share Pledge pursuant to its appointment under this Clause.

14.       MISCELLANEOUS

14.1       Covenant to pay

The Company shall pay or discharge the Secured Liabilities in the manner provided for in the Finance Documents. The Company acknowledges that the Intercompany Facility Agreement and connected security thereunder has been assigned to the Agent as security under a revolving facility agreement entered into between among others the Agent and the Pledgee in the amount of USD 500,000,000. Any payment by the Company under the Intercompany Facility Agreement shall be paid in accordance with the Assignment Agreement.

15.       CHANGES TO THE PARTIES

15.1       Transfers by the Company

The Company may not assign, transfer, novate or dispose of its rights and/or obligations under this Share Pledge Agreement.

15.2       Transfers by Agent

The Agent may assign, transfer, novate or dispose of all or any part of its rights and/or obligations under this Share Pledge Agreement to a replacement Agent appointed in accordance with the Facility Agreement.

16.       SEVERABILITY

If a provision of this Share Pledge Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:
(a)	the validity or enforceability in that jurisdiction of any other provision of this Share Pledge Agreement; or
(b)	the validity or enforceability in other jurisdictions of that or any other provision of this Share Pledge Agreement.

17.       COUNTERPARTS

This Share Pledge Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Share Pledge Agreement.

18.       NOTICES

18.1       Giving of notices

All notices or other communications under or in connection with this Share Pledge Agreement shall be given in writing and, unless otherwise stated, may be made by, facsimile. Any such notice will be deemed to be given as follows:

(a)	if by letter, when delivered; and
(b)	if by facsimile, when received in legible form.
However, a notice given in accordance with the above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

18.2       Addresses for notices

(a)	The address and facsimile number of the Pledgee and the Company are: telefax no. Attention: Finance Director or such other as the Company may notify to the Agent by not less than five Business Days' notice; and
(b)	The address and facsimile number of the Agent are: N-0021 Oslo, Norway telefax no. +47 22 48 28 94 Attention: Credit Administration shipping;
or such other as the Agent may notify to the Company by not less than five Business Days' notice.

19.       RELEASE

Upon the expiry of the Security Period (but not otherwise), the Agent shall, at the request and cost of the Company, take whatever action is necessary to release the Security Assets from the security constituted by this Share Pledge Agreement.

20.       JURISDICTION

20.1       Submission

For the benefit of the Agent, the Company agrees that the courts of Norway have jurisdiction to settle any disputes in connection with this Share Pledge Agreement and accordingly submits to the jurisdiction of the Norwegian courts, the venue to be Oslo City Court.

20.2       Non-exclusivity

Nothing in this Clause 19 limits the right of the Agent to bring proceedings against the Company in connection with this Share Pledge Agreement:-
(a)	in any other court of competent jurisdiction; or
(c)	concurrently in more than one jurisdiction.

21.       GOVERNING LAW

This Share Pledge Agreement is governed by Norwegian law. This Share Pledge Agreement has been entered into on the date stated at the beginning of this Share Pledge Agreement.

NORSK TEEKAY HOLDINGS LTD.

___________________________________________
Signature
___________________________________________
Name with block letters

NORSK TEEKAY AS

___________________________________________
Signature
___________________________________________
Name with block letters

DEN NORSKE BANK ASA

___________________________________________
Signature
___________________________________________
Name with block letters